Questcor Pharmaceuticals, Inc.

1300 North Kellogg Drive, Suite D

Anaheim, California 92807

June 24, 2014

VIA EDGAR

Scott Wuenschell

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Questcor Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 001-14758

Dear Mr. Wuenschell:

We are responding to the U.S. Securities and Exchange Commission (the “Commission”) Staff’s (“the Staff’s”) comments regarding the above-referenced filing of Questcor Pharmaceuticals, Inc. (“Questcor” or the “Company”) included in Staff’s comment letter dated June 19, 2014 addressed to Mallinckrodt plc (“Mallinckrodt”), regarding Mallinckrodt’s Registration Statement on Form S-4, filed on May 16, 2014 (File No. 333-196054) (the “Form S-4”). We have set forth below our response to comments 2-7 raised in the letter. Mallinckrodt is responding to comment 1 in the letter under separate cover. For ease of reference, we have included each of the Staff’s comments in its entirety in bold and italicized text preceding our response.

Business

Overview, page 3

2.	We note your disclosure indicating that Acthar is approved by the FDA for the treatment of nineteen indications. We further note your disclosure in the risk factor on page 10 indicating that “there is limited clinical evidence on the efficacy of Acthar for its on-label indications.” In your business section, disclose the relevant history of Acthar’s development and commercial use and explain how you are able to commercialize the product in 19 on-label indication with only limited clinical evidence of efficacy. Also identify in this section for which of the nineteen indications any substantial clinical evidence of efficacy exists, and if material to put the disclosure in context, the percentage of your sales generated by the indications that have “substantial clinical evidence of efficacy.” Include similar clarifying disclosure in the risk factor on page 10.

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June 24, 2014

The Company acknowledges the Staff’s comment. For purposes of addressing the Staff’s comment, the Company proposes to add disclosure in a Current Report on Form 8-K that will be incorporated by reference into the Form S-4. This disclosure, which includes additions to our prior “Business” and “Risk Factor” disclosure and is included at the end of this response, will address the relevant history of Acthar’s development and commercial use, our efforts to commercialize Acthar and the clinical evidence of Acthar’s efficacy.

Supplementally, we would like to provide the Staff some background on the risk factor language cited in the comment. In its risk factor disclosure, Questcor includes the following statement: “Relative to other more recently approved pharmaceutical products, there is limited clinical evidence on the efficacy of Acthar for its on-label indications which could impact the sales of Acthar.” While we believe this relative comparison to be a meaningful and carefully-tailored risk factor disclosure for investors, Questcor believes there is more than sufficient evidence available to physicians to support their decision to prescribe Acthar to patients.

The additional “Business” disclosure would read as follows:

“Acthar was originally approved by the FDA in 1952, for the treatment of approximately 50 different medical conditions, or “indications.” In the 1970s the FDA reviewed evidence of safety and efficacy and approved Acthar for the treatment of acute exacerbations in Multiple Sclerosis (MS). In 2010, in connection with its review of our supplemental New Drug Application, or sNDA, the FDA again reviewed evidence of safety and efficacy, added the treatment of Infantile Spasms (IS) to the label of approved indications, and maintained its approval of Acthar for the treatment of acute exacerbations in MS and 17 other indications, including proteinuria in the Nephrotic Syndrome without uremia of the idiopathic type or that due to lupus erythematosus, certain rheumatology-related indications and respiratory manifestations of symptomatic sarcoidosis. In conjunction with its decision to retain these indications on a modernized Acthar label, the FDA eliminated approximately 30 indications from the label.

FDA approval of Acthar for the treatment of specific indications allows Questcor to promote Acthar, under regulations provided by the FDA for such marketing, to physicians for such indications. Since 2008, Questcor has grown its field force of Acthar Specialists in order to increase physician awareness of the availability of Acthar to treat certain of its on-label indications. The Company’s promotional efforts surrounding Acthar to increase awareness of, and familiarity with, Acthar is monitored by our regulatory, compliance and legal departments and is subject to FDA review.

Ultimately, each physician must decide for himself or herself whether the patient’s medical condition warrants the use of Acthar. In making that decision, the physician considers various forms of evidence as to the safety and efficacy of Acthar for each specific patient. Relative to other more recently approved pharmaceutical products, for which controlled clinical trials were required by law, evidence of the safety and efficacy of Acthar does not typically include modern clinical trials. However, evidence as to safety and efficacy is not limited to modern clinical trials. Evidence can come in

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other forms such as prospective clinical datasets generated by third parties through independent clinical trials and case series or retrospective case reviews involving small numbers of patients. The approved indications for which Acthar is promoted and which generate a significant amount of the Company’s revenues typically include clinical evidence of this type. Physicians may also base treatment decisions on their own clinical experience, or the clinical experience of their peers, in prescribing a drug. Physicians likely consider other factors as well, including the availability and relative safety and efficacy of other therapies and, if applicable, the patient’s history on any such other therapies. In many cases where Acthar is a treatment option, the patients are extremely ill or debilitated from their condition. In IS, Acthar is a leading therapy, and one of only two FDA-approved therapies. For other indications, Acthar is often used as a “rescue” therapy after a patient has not adequately responded to, or had difficulties with, other treatment regimens.”

The additional “Risk Factor” disclosure would read as follows:

“Substantially all of our net sales and profits are derived from Acthar.

For the year ended December 31, 2013, approximately 95% of our total net sales were attributable to the sale of Acthar for the treatment of the following on-label indications: Nephrotic Syndrome, certain rheumatology-related conditions, MS exacerbations in adults and IS. We expect to continue to rely on sales of Acthar for these indications for a significant percentage of our net sales and profits for the foreseeable future.

In 2010, the FDA completed its review and modernization of the Acthar label, which led to Acthar maintaining its approval for 19 indications. However, relative to other more recently approved pharmaceutical products, evidence of such efficacy does not typically include modern clinical trials. Despite the recent significant increase in Acthar prescriptions for on-label indications, this limited clinical efficacy profile could impact future sales of Acthar. The completion of ongoing or future clinical trials to provide further evidence on the efficacy of Acthar in the treatment of its approved indications could take several years to complete and will require the expenditure of significant time, financial and management resources and a clinical trial may not result in data that supports the use of Acthar to treat any of its approved indications. In addition, a clinical trial to evaluate the use of Acthar to treat indications not on the current Acthar label may not provide a basis to pursue adding such indications to the current Acthar label. Our efforts to receive approval for new indications to add to the current Acthar label would require one or more additional clinical studies and the preparation and submission of a sNDA with the FDA, and any submission may not ultimately be approved by the FDA.

The demand for Acthar to treat NS, rheumatology related conditions, MS exacerbations, IS, and respiratory manifestations of symptomatic sarcoidosis is highly

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variable, and we cannot predict whether we will continue to generate significant net sales from sales of Acthar. Recommended treatment regimens among physicians prescribing Acthar for use in treating NS, rheumatology related conditions, MS exacerbations, IS and respiratory manifestations of symptomatic sarcoidosis vary within each therapeutic area. If physicians prescribe a lower number of vials for the treatment of any of these indications, our net sales of Acthar could decline. Additionally, we are aware that some prescriptions are initially for a lower number of vials than is necessary to complete the physician’s recommended treatment regimen, and allow for one or more prescription refills. If patients do not obtain their refill prescriptions in order to complete their recommended treatment regimens, our net sales from the sale of Acthar would be negatively impacted. We may not be able to increase prescription levels by enough to offset any decline in vials per prescription.

If the sales of or demand for Acthar declines, if third-party payers refuse to provide, or make it substantially more difficult to obtain, reimbursement for purchases of Acthar, if a greater proportion of our Acthar unit sales is comprised of product dispensed to Medicaid eligible patients or if vials sourced through various patient assistance programs increase as a percent of total shipments, our net sales of Acthar would be negatively impacted. If the cost to produce Acthar increases, our gross margins on the sale of Acthar could decline. If our net sales or gross margins from the sale of Acthar decline, our ability to generate profits would be harmed.”

Risk Factors

“We may be negatively affected by lower reimbursement levels,” page 10

3.	We note the disclosure concerning the extent to which you may be negatively affected by lower reimbursement levels. Expand the disclosure to describe in specific terms the extent to which you have been and could be affected. In this regard, we note a December 29, 2012 New York Times article discussing reimbursement levels for Acthar and Aetna’s September 2012 decision to limit reimbursement of Acthar to cover only treatment for infantile spasms. Further, a June 13, 2014 New York Times article notes that Cigna recently changed its reimbursement policy on Acthar to remove coverage for multiple sclerosis in adults. Disclose these events and describe the attendant impacts. Also discuss any other decisions or ongoing deliberations by third party payors that could limit reimbursement for Acthar, whether through private insurers or government programs such as Medicare, Medicaid or TRICARE.

The Company acknowledges the Staff’s comment. For purposes of addressing the Staff’s comment, the Company proposes to add disclosure in a Current Report on Form 8-K that will be incorporated by reference into the Form S-4. This revised risk factor, which is set forth at the end of this response, describes in greater detail the extent to which we have been and could be affected by lower reimbursement rates.

The Staff’s comment also notes assertions relating to reimbursement of Acthar that appeared in two New York Times articles. These assertions by the New York Times journalists

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characterized policy updates by Aetna and CIGNA relating to Acthar as significant negative events for Acthar and, consequently, Questcor. Questcor disagrees with this characterization and believes that the Aetna and CIGNA policy updates were ordinary course policy updates that have not had any material impact on overall reimbursement rates for Acthar or on the financial condition or results of Questcor. Accordingly, Questcor believes that it would be misleading to highlight these ordinary course policy updates because they are no more or less important than numerous other policy updates by third party payers during the past several years. To explain our position more fully, we would like to provide the Staff some background on the topic of reimbursement for Acthar.

Acthar is a very low-volume, highly-specialized pharmaceutical. In 2013, approximately 10,000 prescriptions were written for Acthar. Reimbursement of highly-specialized products, such as Acthar, is typically reviewed and approved or denied by insurance carriers on a patient-by-patient, case-by-case basis, after careful review of details regarding a patient’s health and treatment history that is provided to the insurance carrier through a prior authorization submission, and appeal submission, if applicable. During this case-by-case review, the reviewer may refer to coverage guidelines issued by that carrier. These coverage guidelines are generally updated annually, semi-annually, or spontaneously by insurance carriers. Because of the large number of carriers, the number of guideline updates each year is numerous.

For the past several years, the overall reimbursement rates (i.e., number of prescription approvals compared to prescription denials) for Acthar across all third party payers have remained favorable and relatively consistent. The Company believes that reimbursement has remained favorable and relatively consistent in large part because Acthar is generally reserved for patients with the most severe forms of the medical conditions for which the drug is being prescribed, the patient has often not properly responded to other therapies, and Acthar is approved by the FDA for that medical condition.

In 2014, CIGNA issued a policy update making certain changes to the language covering Acthar. CIGNA has historically evaluated Acthar prescriptions to ensure medical necessity and has allowed coverage on a patient-by-patient, case-by-case basis. The updated policy appears to be consistent with the same, careful coverage approach CIGNA has previously employed. Based on our extensive experience and history with Acthar insurance coverage, we currently expect Acthar will continue to be covered by CIGNA on a patient-by-patient, case-by-case basis based on the severity of a patient’s condition and the patient’s treatment history. As of this date we continue to see prescriptions approved by CIGNA across multiple indications.

In September 2012, Aetna issued a policy update making certain changes to the language covering Acthar. Aetna has updated this policy several times since the September 2012 update. Like CIGNA and many other insurance plans, Aetna provides review and approval of Acthar on a patient-by-patient, case-by-case basis, after careful review of details regarding a patient’s health and treatment history that is provided to Aetna through a prior authorization submission, and appeal submission, if applicable. The Aetna reimbursement rate for Acthar has decreased slightly since the 2012 policy update, and is somewhat lower than the national average for Acthar coverage. However, the majority of Acthar prescriptions across all indications that are pursued through the required Aetna process for insurance coverage continue to be covered by Aetna.

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Based on our experience, we believe that the updates issued by CIGNA and Aetna will not have a material impact on the overall proportion of prescriptions that would be approved or denied. More generally, we believe that, absent an unexpected future change in the policies of third party payers, reimbursement rates for Acthar will continue to remain favorable and relatively consistent.

The revised risk factor would read as follows:

“We may be negatively affected by lower reimbursement rates.

Our ability to generate pharmaceutical net sales is affected by the availability of third party reimbursement for Acthar, and our ability to generate net sales will be diminished if we fail to maintain an adequate level of reimbursement for Acthar from such third party payers.

Acthar is a very low-volume, highly-specialized pharmaceutical product and the sale of Acthar depends in part on the availability of reimbursement from insurers, including state and federal health care plans such as Medicare and Medicaid, as well as managed care providers and private insurance plans. In the U.S., there have been, and we expect there will continue to be, a number of state and federal proposals that limit the amount that third party payers may pay to reimburse the cost of drugs, including Acthar. We believe the increasing emphasis on managed care in the U.S. has and will continue to put pressure on the usage of Acthar. In addition, current third party reimbursement policies for Acthar may change at any time and such changes could include, among other things, required pre-authorizations, lower reimbursement or the loss of insurance coverage. These changes or other changes in the future may affect the reimbursement for Acthar. Negative changes in reimbursement turnaround times or third party payers’ refusal to reimburse for Acthar may reduce the demand for, or the price of, Acthar, which could result in slower growth in Acthar sales or even lower Acthar net sales overall.

Beginning April 1, 2013, Medicare payments for all items and services, including drugs and biologicals, have been reduced by 2% under sequestration (i.e., automatic spending reductions) required by the Budget Control Act of 2011, Pub. L. No. 112-25, as amended by the American Taxpayer Relief Act of 2012, Pub. L. 112-240. The Bipartisan Budget Act of 2013, Pub. L. No. 113-67, extended the 2% reduction to 2023. Medicare Part D plans may seek discounts from us if Congress does not modify these sequestrations in the future. Other legislative or regulatory cost containment provisions, as described below, could have a similar effect. This may negatively impact our net sales. In December 2013, Tricare issued a coverage policy bulletin for Acthar restricting the use of Acthar to infantile spasms and limited other patients. The use of Acthar by patients enrolled in Tricare may decrease as a result of this coverage decision.

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June 24, 2014

Reimbursement of highly-specialized products, such as Acthar, is typically reviewed and approved or denied on a patient-by-patient, case-by-case basis, after careful review of details regarding a patient’s health and treatment history that is provided to the insurance carriers through a prior authorization submission, and appeal submission, if applicable. During this case-by-case review, the reviewer may refer to coverage guidelines issued by that carrier. These coverage guidelines are generally updated annually, semi-annually, or spontaneously by insurance carriers. Because of the large number of carriers, there is a large number of guideline updates issued each year.

For the past several years, despite numerous updates of coverage guidelines by third party payers, the overall reimbursement rates (i.e., number of prescription approvals compared to prescription denials) for Acthar across all third party payers have remained favorable and relatively consistent. The Company believes that reimbursement rates have remained favorable and relatively consistent in large part because Acthar is generally reserved for patients with the most severe forms of the medical conditions for which the drug is being prescribed, the patient has often not properly responded to other therapies and Acthar is approved by the FDA for that medical condition. Notwithstanding the reimbursement experience of Acthar in recent years, there can be no assurance that the reimbursement rates for Acthar will not decline in the future due to, among other possible events, policy changes by third party payers.

We are unable to predict what additional legislation or regulation or changes in third party coverage and reimbursement policies may be enacted or issued in the future or what effect such legislation, regulation and policy changes would have on our business.”

“We are subject to significant ongoing regulatory obligation and oversight…,” page 19

4.	You disclose that Acthar accounted for approximately 95% of your net sales in 2013. The June 13, 2014 New York Times article discusses adverse events reported to the FDA’s Adverse Event Reporting System (Faers) since 2012, including 20 deaths and 6 disabilities among patients using Acthar in which Acthar was recorded as “suspect.” In light of your disclosure in this risk factor, please disclose the following:

•	the total number of adverse events relating to Acthar, whether documented by you or reported by others, that occurred during the past three years, including the type of adverse event, its severity, and the indication for which Acthar was prescribed relative to a given adverse event; and

•	the number of adverse events in which the FDA considered use of Acthar “suspect.” Additionally, please advise us whether you have received any communications from the FDA regarding adverse events to date and if so, tell us the substance of such communications.

As noted above, Acthar has been used for decades to treat a variety of conditions. Acthar has a well-established safety profile and the possible adverse effects of Acthar are primarily related to its steroidogenic properties (the Acthar label states common adverse reactions are similar to those of steroids).

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Questcor reviewed the New York Times article when published and believes that no additional disclosure is warranted because, among other things:

•	The incidence of death for Acthar patients prior to January 1, 2012 is about the same as in the last 30 months, and substantially lower than general population mortality rates.

The safety profile of Acthar is favorable. When considering the indications for which it is prescribed, it is important to note that Acthar is used in patients with devastating medical conditions which have much higher than normal mortality rates. Acthar is often used after other therapies have failed or in combination with other drugs which may have much higher histories of toxicity than Acthar, making it difficult to ascertain any causal relationship between Acthar and the events. No new safety signals have occurred and Questcor continues to comply with all appropriate surveillance required by the FDA of these events and if any new signals are detected they will be submitted to the FDA.

•	There was no decrease, and in fact there was a slight increase, in the Company’s stock price immediately after or since the adverse event information in the New York Times article was made public.

Incidence of adverse events and deaths:

It is important to understand the distinction between reported adverse events that are temporally associated with use of a drug, in this case Acthar, and an adverse event that, after review of individual patient records, is judged by the manufacturer’s medical team to be likely associated with use of (or a side effect known to be associated with) the drug. The majority of information related to safety post FDA-approval of a drug product occurs via spontaneous reporting of adverse events to the manufacturer. An adverse experience is any undesirable event that is associated with the use of a drug or biological product in humans whether or not considered product-related by the manufacturer. Adverse experiences occurring in the U.S. from commercial marketing experience must be submitted to the FDA if they are spontaneously reported and are: serious and expected, nonserious and unexpected, or nonserious and expected. Additionally any spontaneous reports of serious and unexpected adverse events are required to be submitted to the FDA within 15-days of receipt of the report. Importantly, Questcor reports adverse events in accordance with FDA regulations and it has not received any correspondence from FDA regarding safety issues related to Acthar since its acquisition of the product in 2001.

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As it relates to deaths among patients reported to have been using Acthar, from 2008 to 2013, the deaths among patients reported to have been using Acthar as a percentage of Acthar prescriptions have remained extremely low, particularly when considering that Acthar is typically only prescribed by doctors for patients suffering from serious, difficult-to-treat diseases that carry a significantly increased mortality rate (see data later in the response to this comment). Note, as explained previously, these adverse events are based on reported events only, and do not reflect causal analysis by the Company’s safety team:

Year	Deaths	Prescriptions	Deaths as % of Prescriptions
2011	0	4,779	0.00%
2012	9	7,997	0.11%
2013	9	10,240	0.09%
2014 (YTD)	7	5,288	0.13%

Note to Table: Acthar prescriptions based on data it receives from its reimbursement support center. Questcor estimates that over 90% of new Acthar prescriptions are processed by this support center.

Deaths among patients reported to have been on Acthar as a percentage of Acthar prescriptions from 2008 to 2010 and then from 2011 through 2014 (YTD) has been 0.13% and 0.09%, respectively.

There have been 25 deaths reported since January 1, 2012, of which five were from Company-sponsored studies and of those five deaths, four were assessed by the investigator to not be drug–related and for the fifth patient the cause was undetermined. Additionally, of the 25 deaths since 2012, 21 (84%) of these patients were reported to have serious co-morbidities such as congestive heart failure, hypertension, and myocardial infarction, and 11 (44%) were taking other drugs at the same time that had the potential for serious side effects. Notably, as the FDA’s FAERS website points out, “there is no certainty that the reported event (adverse event or dedication error) was actually due to the product. FDA does not require that a causal relationship between a product and event be proven, and reports do not always contain enough detail to properly evaluate an event.” These facts make it difficult to ascertain any causal relationship between Acthar and the events.

From 2011 to June 20, 2014, Acthar has received 1,408 individual patient reports. From these 1,408 patient reports, 4,168 adverse events have been reported. The total number of adverse events reported per year among patients reported to have been using Acthar as a percentage of prescriptions is presented in the table below. Again, these adverse events are based on reported events only, and do not reflect causal analysis by the Company’s safety team:

Year	Adverse Events	Prescriptions	Adverse Events as % of Prescriptions
2011	434	4,779	9.1%
2012	1,265	7,997	15.8%
2013	1,401	10,240	13.7%
2014 (YTD)	1,068	5,288	20.2%

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Note to Table: Acthar prescriptions based on data it receives from its reimbursement support center. Questcor estimates that over 90% of new Acthar prescriptions are processed by this support center.

The types of adverse events that have occurred are consistent with the current safety profile of Acthar as presented in its prescribing information.

Of the adverse events reported from 2011 to June 20, 2014, 383, or 9.2% of the total adverse events reported during this period, were considered to be serious. Serious adverse events are classified as an adverse event associated with: death, life-threatening adverse event (patient’s life at risk at time of adverse event), in-patient hospitalization or prolongation of existing hospitalization, persistent or significant incapacity or substantial disruption of the ability to conduct normal life functions, congenital anomaly/birth defect or an important medical event (per appropriate medical judgment). The vast majority of these serious events was from spontaneous reports and was consistent with the current labeling. No new safety signals have occurred but Questcor continues to comply with all appropriate surveillance required by the FDA of these events and if any new signals are detected they will be submitted.

Acthar used in patients with devastating medical conditions:

It is also important to realize that Acthar is prescribed for conditions where, not only is the patient’s quality of life extremely poor but the mortality rate is significantly higher than the mortality rate of the overall population. The mortality rate in the U.S. is approximately 0.88% of the population per year across all ages and causes for death. For patients with IS, the mortality rate is approximately 35%; for patients with Nephrotic Syndrome, the 5 year mortality rate is greater than 16.8%; for patients with systemic lupus, the mortality rate has been reported to be 3.8%; for patients with dermatomyositis/polymyosistis, the 5-year survival rate has been reported to be between 60% and 75%; and for patients with pulmonary sarcoidosis, the mortality rate is between 1% and 5% per year. Further, Acthar is typically used in some of the most seriously ill patients within each of these patient populations. Therefore, it is reasonable to conclude that, quite unfortunately, a certain number of deaths would be expected to occur in the types of patients who use Acthar, and that these deaths are not indicative of a causal relationship to the drug. Even given the statistics cited above, the mortality rate for those reported to be on Acthar is actually below the mortality rate for the general population.

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Matrixx case:

In the New York Time article, the journalist makes reference to a 2011 Supreme Court ruling, Matrixx Initiatives, Inc. v. James Siracusano. The adverse events at issue in the Matrixx case can be distinguished from the alleged adverse events pertaining to Acthar by both the nature of the events and the market’s reaction to the events. In Matrixx, the Court noted the following:

•	The FDA sent a warning letter to Matrixx stating that “[a] significant and growing body of evidence substantiates that the [Matrixx products] may pose a serious risk to consumers who use them.”

•	Evidence in published scientific literature had demonstrated that the main ingredient in the Matrixx products could damage olfactory function in animals and humans.

•	Several reports from medical professionals and researchers plausibly indicated a reliable causal link between the Matrixx products and the loss of smell.

•	Multiple product liability lawsuits against Matrixx had been filed alleging a causal relationship between the Matrixx products and the loss of smell.

In sharp contrast to the facts surrounding the drug in the Matrixx case:

•	As shown above, the number of deaths among patients reported to have been using Acthar has generally remained stable as a percentage of Acthar prescriptions.

•	As described above, for many of the events where Acthar was recorded as “suspect,” the patient was on multiple therapies that had safety profiles with their own potential serious side effects. This fact makes it difficult to suggest any kind of causal link between those deaths and Acthar.

•	As described above, many of the patients reported to be using Acthar were suffering from one or more serious medical conditions. This fact makes it difficult to suggest any kind of causal link between those deaths and Acthar.

•	To Questcor’s knowledge, there are no pending product lawsuits or published scientific evidence regarding the causal link between patient deaths and Acthar.

•	Questcor has not received any correspondence from the FDA regarding safety issues related to Acthar since its acquisition of the product in 2001.

Stock price reaction:

On June 12, 2014, the New York Times published an article titled “Drug Merger Discussion Leaves out a Key Risk”, in which the journalist implied based on information obtained from the FAERS database and a Supreme Court ruling that the increase in the number of deaths among patients reported to have been using Acthar is material information that should have been disclosed by the Company to its investors. Based on the foregoing information, we believe that reasonable investors would not view this information as material. We note that the New York Times article was released at the end of the trading day on June 12. On June 13, the Company’s stock price increased, indicating that the information was not material to investors. As of June 20th, Questcor stock has appreciated by 4.9% since the New York Times article was published.

As noted by the Supreme Court in the Matrixx case, the mere existence of reports of adverse events will not satisfy the materiality standard.

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June 24, 2014

For all of the foregoing reasons, the adverse event information above demonstrates the favorable safety profile of Acthar and does not support a basis for public disclosure of adverse events relating to Acthar. Accordingly, we respectfully submit that no public disclosure of Acthar’s adverse events should be required.

Management’s Discussion & Analysis

Results of Operations, pages 32-33

5.	Please discuss the extent to which the reimbursement issues discussed above are a known trend or uncertainty that has had or that you reasonably expect will have a material unfavorable impact on net sales or revenues, income from continuing operations or financial condition. As part of this, quantify, to the extent possible, the number of patients prescribed Acthar in 2012 and 2013 that were covered by Aetna, Cigna or other payors that have limited or are considering limiting reimbursement. Also disclose the sales attributable to those patients in those years.

The Company acknowledges the Staff’s comment and refers the Staff to its response to comment 3 above. As noted in that response, the Company has not observed a negative trend in reimbursement rates and believes that the Aetna and CIGNA policy updates noted in the New York Times articles are ordinary course events that have not had, and are not expected to have, a material impact on our net sales or revenues, income from continuing operations or financial condition.

The Company proposes to address the Staff’s comment with additional disclosure in a Current Report on Form 8-K that will be incorporated by reference into the Form S-4. This disclosure would read as follows:

“Overall, reimbursement rates for Acthar across all third party payers have remained favorable and relatively consistent over the last several years. However, reimbursement rates will vary by indication and third party provider and may change due to various factors, including policy updates by third party payers or changes to the procedures used by third party payers to approve medically necessary prescriptions for reimbursement. These policy updates could negatively impact our business. See the section titled “We may be negatively affected by lower reimbursement rates” above. Like many manufacturers of specialty drugs, Questcor faces challenges in the modern reimbursement and health care environments. To address these challenges, Questcor has experienced personnel whose focus is to interact with payers on an ongoing basis. Through our ongoing efforts, the number of Acthar prescriptions covered by insurance has continued to grow from 2012 to the present, from 6,993 prescriptions overall in 2012 to 8,963 in 2013. Significant growth in the number of Acthar prescriptions covered by insurance is continuing through the first half of 2014 as well.”

6.	Similarly, disclose how the reported adverse events (also discussed above) may have or could potentially affect your historical and future results or financial condition.

Securities and Exchange Commission

June 24, 2014

The Company acknowledges the Staff’s comment and proposes to address the comment with additional disclosure in a Current Report on Form 8-K that will be incorporated by reference into the Form S-4. The disclosure would read as follows:

“Adverse Events

Negative health outcomes for patients using Acthar could (1) lessen the frequency with which physicians decide to prescribe Acthar, (2) encourage physicians to stop prescribing Acthar to their patients who previously had been prescribed Acthar, (3) cause reportable serious adverse events and give rise to product liability claims against us, and (4) result in our need to withdraw or recall Acthar from the marketplace.

Patients who use Acthar already often have severe and advanced stages of disease and known as well as unknown significant pre-existing and potentially life-threatening health risks, including, for example, congestive heart failure, diabetic mellitus, chronic kidney failure, encephalopathies, and seizures. Additionally, Acthar is often used to treat certain auto-immune conditions and is known to impact the immune system, creating risk for the increased potential of infection in patients while taking Acthar. During the course of treatment, patients may suffer adverse events, including death, for reasons that may or may not be related to Acthar. Such events could subject us to costly litigation, delay, negatively impact or end our opportunity to receive or maintain regulatory approval to market Acthar, or materially impact our commercialization efforts. Even in a circumstance in which we do not believe that an adverse event is related to Acthar, the investigation into the circumstance may be time consuming or inconclusive. These investigations may interrupt our sales efforts or impact and limit the type of regulatory approvals Acthar receives or maintains.”

Notes To Consolidated Financial Statements

2. Acquisitions

Acquisition of Synacthen, page 69

7.	Please refer to our discussion on June 16, 2014. Identify the intangible asset you acquired, the alternative manner in which it will be used and provide an analysis supporting your conclusion that it has “alternative future uses.” Specifically address the following:

•	why the use of the intangible asset was not contingent on its further development subsequent to the acquisition date, and

•	why you expected that the company would use the acquired intangible asset in the alternative manner and the anticipated economic benefit from that use.

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In your analysis, please identify and distinguish current projects from future projects. Please also provide contextual discussion about your “reasonably expected” assessment, notwithstanding sales elsewhere in the world. In this regard, discuss how your assessment contemplated:

•	that the intangible asset has never been developed for approval for patients in the United States;

•	the development timetable;

•	the uncertainty of FDA approval; and

•	the effects that negative development results would have on the research and development projects identified at the acquisition date to be commenced at a future date.

I.	Executive Summary

Questcor, with the approval of its Board of Directors, acquired a license for Synacthen and Synacthen Depot, the active ingredient of which had previously been approved by the FDA, with the intent to seek FDA approval in at least one of seven indications. These initial seven indications were determined to have risk-adjusted commercial viability and satisfactory economic benefits for the Company. None of these indications were previously part of any research and development (“R&D”) efforts by Questcor.

We believe, and our independent auditors concur, that this asset meets the requirements of ASC 730-10-25-2 (c), and the interpretive rationale in the AICPA Accounting and Valuation Guide, to be capitalized. The discussion below provides the details to support our conclusion that the alternative future use of the asset is valid under the ASC and the Guide because:

•	The initial seven indications are considered “future” and not “present” uses of Synacthen Depot because there were no current or past similar R&D projects of the Company at the time of acquisition.

•	Approval of indications, by the FDA, will be pursued by Questcor. Further, given the demonstrated safety profile of the drug, the Company anticipates one or more of them to provide future economic benefit. The pursuit of the alternative future uses is not dependent upon the success of any particular R&D projects or approval of the other indications.

•	Synacthen Depot, in the form in which it was licensed, can be used without material modification for the pursuit of obtaining FDA approval for the specified alternative use.

II.	Background of the Transaction

Questcor has generated substantially all of its pharmaceutical net sales from its primary product, H.P. Acthar® Gel (repository corticotropin injection). Acthar is a natural source hormone derived from porcine pituitary glands and its primary active ingredient is ACTH, a peptide having a 39 amino acid sequence. Acthar was originally approved by the U.S. Food and Drug Administration (“FDA,”) in 1952, and can be described as a “melanocortin agonist,” meaning that it activates melanocortin receptors, which are found in certain cells in the body. Such activation can cause the release of certain additional chemicals that can help treat symptoms or otherwise impact various medical conditions. Activating these receptors means that Acthar and other melanocortin agonists can potentially be used to treat a

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wide variety of medical conditions, especially those that are called auto-immune diseases such as multiple sclerosis or rheumatoid arthritis. In 2010, the FDA, in response to Questcor’s supplemental New Drug Application, approved Acthar for infantile spasms, removed over 30 indications from its previous label, maintained 18 indications from its previous label and approved a modernized label. Accordingly, Acthar is currently FDA approved for the treatment of 19 indications.

In 2013, Questcor acquired the rights to Synacthen® and Synacthen® Depot in the U.S. from Novartis, in order to pursue FDA approval to market Synacthen Depot (tetracosactide) in the U.S. (the “Transaction”) under the terms of a license agreement (the “License Agreement”). Synacthen and Synacthen Depot are two drugs with the same active ingredient, tetracosactide, a synthetically derived peptide made up of the first 24 amino acids of the 39 amino acid pepitde found in the naturally derived Acthar. Importantly, prior to the Transaction, Questcor had not conducted any significant R&D activities on any synthetic melanocortin-related compound, including tetracosactide, and had not sought FDA approval for the initial seven indications. Synacthen Depot and Synacthen are similar to Acthar because all are melanocortin agonists, but they are different, synthetic, drugs with a different active ingredient (tetracosactide) and potentially a different mechanism of action.

Synacthen is short-acting, typically used as a diagnostic agent, although it has been used to treat various medical conditions. Synacthen Depot is long-acting, and has been approved and used in more than fifty countries to treat a large number of autoimmune and inflammatory conditions including some rheumatoid diseases, ulcerative colitis, chronic skin conditions responsive to corticosteroids, nephrotic syndrome, acute exacerbations in patients suffering from multiple sclerosis, periarteritis nodosa and others.

While Novartis had not attempted to bring the long-acting formulation, Synacthen Depot, to the U.S., the drug has demonstrated technological feasibility around the world. Additionally, a short-acting formulation of tetracosactide, the active pharmaceutical ingredient in both Synacthen and Synacthen Depot, has been approved twice in the U.S. by the FDA for the diagnosis of adrenal insufficiency and is currently marketed under the brand name Cortrosyn.

III.	Description of the Intangible Asset

The intangible asset that Questcor acquired in the Transaction was the license rights, including all intellectual property rights to the following assets, which are necessary for Questcor to obtain FDA approval in the U.S. for commercialization of Synacthen or Synacthen Depot (the “Intangible Asset”):

•

any medical or clinical information, adverse event reports and/or safety information related to the Synacthen, Synacthen Depot, and/or the Drug Substance (all forms of tetracosactide, the active pharmaceutical ingredient of

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Synacthen and Synacthen Depot) owned or controlled by or on behalf of Novartis and/or its affiliates in the Field (all uses in humans), and including but not limited to clinical study reports, pre-clinical data and toxicity data that are in existence on the Effective Date (June 11, 2013);

•	all existing and available technical information, know-how and data, including inventions (whether patentable or not), discoveries, trade secrets, package specifications, chemical specifications, analytical test methods, stability data, testing data, product specifications, instructions, processes, formulation information, validation documents, materials, drawings, formulae, reports, and other technology and techniques in each case to the extent related to the Product or to the Drug Substance in the Field including all biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, clinical safety, safety data, manufacturing and quality control, preclinical and clinical data to the extent relevant to the manufacture, registration, use or commercialization of the Product, and that are in existence and owned or controlled by Novartis and/or its affiliates on the Effective Date; and

•	all technology, trade secrets, know-how and proprietary information in each case to the extent necessary for the manufacture, validation, packaging, release testing, stability and/or shelf life of the Product and/or the Drug Substance in the Field, including the Product’s formulation and/or other records related to the manufacturing process and that are in existence and owned or controlled by Novartis and/or its affiliates on the Effective Date.

IV.	The Alternative Manners in Which the Intangible Asset Will Be Used

The alternative manners in which the Intangible Asset will be used are to pursue FDA approval for the commercialization of Synacthen Depot in the U.S., for the treatment of one or more medical conditions, or indications. Specifically, with the goal of obtaining FDA approval, the Company identified seven indications in which there were some indicia from third-party reports that Synacthen Depot, as currently formulated, could potentially provide therapeutic benefit and have commercial viability (the “Targeted Indications”). Notably, the Targeted Indications do not include any indications for which Acthar is approved or is currently seeking approval.

V.	The Alternative Manners in which the Intangible Asset May Be Used Are “Alternative Future Uses” Within the Meaning of ASC 730

ASC 730-10-25-2 (c) (“Intangible Assets Purchased from Others”) provides that the cost of acquired intangibles (such as a patent) to be used for a particular R&D project must be expensed if the intangibles have no alternative future uses. Otherwise, the costs of intangible assets that are purchased from others for use in R&D activities and that have alternative future uses (in R&D projects or otherwise) are capitalized and accounted for in accordance with Topic 350. The determination or evaluation of possible future alternative uses is a process dependent on the specific facts and circumstances and involves the exercise of significant judgment.

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Application of the provisions of ASC 730 and, in particular, the consideration of future alternative use is complex, particularly as applied to technology in the biotechnology industry, given the nature of R&D related to therapeutic technologies that are subject to protracted regulatory evaluation and approval. The Company respectfully submits that its intended use of the Intangible Asset qualifies as an “alternative future use” within the meaning of ASC 730 based on the provisions of ASC 730 and the related interpretive AICPA guidance.

The AICPA Accounting and Valuation Guide, “Assets Acquired to be Used in Research and Development Activities” (the “Guide”), provides an analytical framework for the classification of alternative uses of intangible assets. While the Guide is not part of the ASC, its guidance may be helpful to the preparer of financial statements and is generally considered in evaluating appropriate accounting treatment under US GAAP. In addition, while the Guide and its predecessor literature focused primarily on accounting for in-process R&D (IPRD) acquired through a business combination, the Guide does address (in Chapters 3 and 4) the initial and subsequent accounting for purchased intangible assets to be used in R&D.

The Guide provides specific criteria (in paragraphs 3.14-3.16) with respect to the concept of “alternative future use”:

1. Criterion #1: The use of the acquired asset must be for R&D projects that are not in development by the reporting entity (Questcor) at the time of acquisition. R&D projects in development by the reporting entity at the date of acquisition are considered “present” and not “future.” See Paragraph 3.15 of the Guide.

2. Criterion #2: It must be reasonably expected that the reporting entity (Questcor) will use the asset acquired in the specified future alternative manner(s) and anticipates economic benefit from the alternative use. See Paragraph 3.14 of the Guide.

3. Criterion #3: The Company’s use of the asset acquired is not contingent on further development of the acquired asset subsequent to its acquisition (i.e. the asset can be used for the alternative use in the general condition it was in when it was acquired). See Paragraph 3.14 of the Guide.

The Company has applied the requirements of ASC 730 and considered the interpretive criteria in the Guide to evaluate whether or not the Intangible Asset exhibits an acceptable future alternative use.

Condition satisfying Criterion 1.

Questcor’s use of the Intangible Asset is for R&D projects that were not in development by Questcor at the time of acquisition.

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The Guide states that to be considered an alternative future use, the buyer or reporting entity cannot have yet undertaken R&D related to that use at the time it acquires the asset in question. The Guide clarifies that R&D is considered to have commenced when more than insignificant costs that qualify as R&D costs have been incurred. If more than insignificant costs have been incurred by the reporting entity related to the indicated future alternative use, it is not considered “future” but rather is considered “present.” If “present,” the use would not qualify as an acceptable alternative use.

1.	Questcor’s alternative use of the Intangible Asset is a “future” use, as Questcor has not yet incurred more than insignificant R&D costs in connection with the alternative use.

The Company considered its operations and activities in existence at the date the Intangible Asset was acquired. Prior to this Transaction, Questcor had not commenced any program to add any of the Targeted Indications to the Acthar label of approved indications. Also, prior to the Transaction, Questcor had not conducted any significant R&D activities on any synthetic tetracosactide or other ACTH-type compound.

The Company intends to obtain FDA approval for Synacthen Depot in the U.S. in conditions for which Acthar is not approved. Questcor believes that the Targeted Indications represent conditions where Synacthen Depot could provide new areas of clinical benefit that do not overlap with Acthar. As a result, the Company has concluded that the application of the Intangible Asset to pursuing FDA approval and commercialization of Synacthen Depot is a “future” and not “present” use.

2.	Questcor’s determination that the alternative use of the Intangible Asset is for future use is consistent with the guidance in Paragraph 3.25 of the Guide.

The Guide provides several hypothetical examples to illustrate the practical application of the three criteria. Those examples are illustrations of scenarios in which the future alternative use criteria are not met. In reaching the conclusion that the alternative use of the Intangible Asset is a future use, the Company considered the guidance in Paragraph 3.25 of the Guide.

The example in paragraph 3.25 addresses the application of Criterion #1. In this example, a company licenses a compound for a new drug to be used in multiple indications – all of which are currently under development by the acquiring company. The Guide asks whether the pursuit of R&D for any of the multiple indications would be considered a future alternative use and concludes that they cannot be because each of the indications represented current R&D projects of the acquiring company at the date the compound was licensed.

Questcor’s acquisition of the Intangible Asset is clearly distinguishable from the circumstances and conclusions described in Paragraph 3.25. In contrast to the example in Paragraph 3.25, prior to the Transaction, Questcor was not pursuing R&D

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efforts related to any of the Targeted Indications or to the development of a synthetic ACTH-type compound. As a result, the Company concluded that the use of the Intangible Asset to pursue alternative indications meets the requirements of Criterion #1.

Condition satisfying Criterion 2.

Questcor “reasonably expects” that it will use the acquired Intangible Asset in the alternative manners; Questcor anticipates economic benefit from the alternative use.

Paragraph 3.14 of the Guide states that:

For purposes of this guide, reasonably expected is used in the context of its meaning as provided in footnote 18 of paragraph 25 of FASB Concepts Statement No. 6, Elements of Financial Statements (that is, believed on the basis of available evidence or logic but is neither certain nor proved). The task force believes that reasonably expected connotes a slightly greater than 50-percent chance of occurring.

Within this context, it is expected that a reporting entity would satisfy this criteria based upon the exercise of a high degree of judgment and subjectivity, but using facts and analysis that are otherwise consistent with its business purposes and plans. As discussed below, Questcor respectfully submits that it believes there is greater than a 50% likelihood of both alternative future use and economic benefit.

At the time of the Transaction and currently, the Company believes that the pursuit of FDA approval for the use of Synacthen Depot in the U.S. for at least one of the Targeted Indications (or one or more other indications not currently on the Acthar label) is at least reasonably expected. Under the License Agreement, Questcor is contractually obligated to use commercially reasonable best efforts to obtain FDA approval for Synacthen Depot and the Company has commenced pre-clinical work on four of the Targeted Indications.

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In the event of Questcor’s breach of its covenant to pursue FDA approval and commercialization, the License Agreement would be subject to termination and Questcor would not be entitled to the return of any amounts paid to Novartis prior to such termination.

Additionally, Questcor anticipates economic benefit from the alternative use. The Company based this conclusion on the following facts:

1.	Synacthen has demonstrated technological feasibility.

Synacthen Depot has been used for decades to treat a variety of medical conditions, and Questcor believes that the drug has never been removed from the market in any country in which it has been approved. Also, tetracosactide, the active pharmaceutical ingredient in Synacthen Depot and Synacthen, has been approved by the FDA. It was originally approved for the diagnosis of adrenal sufficiency under the brand name Cortrosyn in 1970 (NDA 16-750) and a generic version (Cosyntropin) was subsequently approved in 2000 after demonstrating bioequivalence (NDA 22-028). Thus, while Questcor would be required to go through the normal process to secure FDA approval for Synacthen Depot, it enters this process with an expectation of success that is significantly higher than it would if it were beginning a development program for a new chemical entity with no safety history, no evidence of efficacy in humans, and other potential issues such as untested formulations. While the worldwide usage of Synacthen Depot and the previous FDA approvals of the active pharmaceutical ingredient used in Synacthen do not guarantee FDA approval for Synacthen Depot, they do support the Company’s expectations that at least one Targeted Indication will obtain FDA approval.

In its model used to support its calculation of fair value for purposes of derivative accounting, Questcor analyzed different potential payment streams to Novartis in the context of the probability of Synacthen Depot obtaining FDA approval for one specific Targeted Indication where the Company believed the probability of approval would not be as high as other viable indications but where the commercial market upon obtaining such approval would provide the highest return. Despite focusing on only the leading Target Indication for purposes of calculating fair value, Questcor determined that a total of seven different Targeted Indications had economic viability on a risk-adjusted basis with respect to the development program. During this analysis, in consultation with its Chief Scientific Officer, Questcor assigned a 33% probability of approval to the leading Targeted Indication. Importantly, this 33% probability related to just one potential indication.

We believe we have a higher than 33% probability for Synacthen Depot being approved in the U.S. for at least one of the seven Targeted Indications because Questcor intends to pursue FDA approval and commercialization of Synacthen Depot for multiple indications. Given the numerous “shots on goal” that Questcor intends to pursue (irrespective of whether the first opportunity is successful), and given that subsequent opportunities are not dependent upon Questcor’s success in earlier opportunities, Questcor anticipates economic benefit from Synacthen Depot from its use to treat at least one indication. We note that the Company identified seven possible indications not currently on the Acthar label to seek FDA approval and subsequent to the transaction the Company has commenced pre-clinical work on four of the Targeted Indications. Our assessment at the time the transaction was completed and continuing today is that it is more likely than not that we will be successful in obtaining FDA approval for, and commercializing, Synacthen Depot in at least one Targeted Indication.

Notwithstanding the Company’s belief it is more likely than not that it will be successful with its Synacthen program as it relates to both alternative future use and economic benefit, we note the Guide’s 50% rule of thumb is not part of the Accounting Standards Codification. Rather, it represents one potential approach that preparers might consider in the evaluation of the “alternative future use” concept.

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2.	Negative results with the Leading Targeted Indication would not affect the Company’s reasonable expectation of economic benefit.

The Company respectfully submits that it would still anticipate economic benefit from Synacthen Depot in the event of negative results with respect to the leading Targeted Indication for the reasons set forth below. In reaching that conclusion, Questcor considered the example and guidance in Paragraph 3.22 of the Guide, which address the application of Criterion #2.

In this example, a compound for treating certain forms of cancer is acquired. That compound is in early stage of clinical testing (still in Stage I toxicity testing for humans). The compound may be applicable in treating other forms of cancer (the alternative future use). However, if the results of the current efforts are negative, the entire project will be abandoned, and the compound will not be used for potential alternative future uses.

The Guide concludes that it cannot be “reasonably expected” that the future alternative use will be pursued because the pursuit of the future use is specifically dependent on the success of the current R&D efforts. That dependency represents a contingency that cannot be overcome when considering the concept of “reasonably expected.”

In contrast, the success of Questcor’s alternative future uses of Synacthen Depot for any specific indication is not dependent on the success of the R&D efforts of a different indication. Although positive non-clinical research in a specific indication will be important to proceed to subsequent phases of the FDA approval program for that indication, development of Synacthen Depot for FDA approval in other indications will not be abandoned if the results in that one specific indication are negative. Instead the Company will continue to seek approval for the other Targeted Indications identified prior to the close of the Transaction.

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Given the FDA’s prior approvals of tetracosactide, the same active ingredient in Synacthen Depot and Synacthen, and the well-established safety profile of Synacthen Depot in other jurisdictions for particular patients and indications, the Company does not believe that there will be any scientific results which would dictate that the drug is unsafe in ALL indications, which the Company acknowledges could result in abandoning the entire program to obtain FDA approval for Synacthen Depot. Therefore, the decision to move forward with a specific indication will likely be due to efficacy signals for that specific medical condition, and in that regard the Company believes that there are a number of indications that may be approved by the FDA that are commercially viable.

Questcor acquired the Intangible Asset with the intent to seek FDA approval for use of Synacthen Depot to treat at least one of the Targeted Indications. These Targeted Indications were selected because they represent high, unmet medical needs and the Company believes that they will provide a high return on investment. In the event that Questcor experiences negative developments in its Synacthen program with respect to the leading Targeted Indication, Questcor will continue to seek approval for the other Targeted Indications.

Condition satisfying Criterion 3.

Questcor’s use of the Intangible Asset is not contingent on its further development subsequent to the acquisition date.

The Guide indicates that for the acquired asset to be considered available for a specified future alternative use, that asset itself must not be subject to further R&D. In other words, it must be reasonable that the acquired asset could generally be used as acquired to pursue the alternative use.

As discussed above, the Company has not undertaken any significant R&D with respect to Synacthen Depot since it was originally licensed. Most importantly, the Company notes that the Synacthen Depot as it was acquired requires no meaningful modification for it to be applied in the future to seek to obtain FDA approval related to any of the Targeted Indications. As a result, the Company has concluded that the use of Synacthen Depot in the specified alternative manner is not contingent upon future development.

In reaching this conclusion, Questcor considered the example and guidance in Paragraph 3.24 of the Guide, which addresses the application of Criterion #3. In this example, a company acquires two drugs, both of which require the development of a delivery mechanism. The delivery mechanism for Drug #1 is developed and commercial sales have commenced. The delivery mechanism for Drug #2 is under development at the time of acquisition and requires significant R&D. The question raised addresses whether the marketing of the delivery mechanism using Drug #1 can be considered a future use for the R&D of the delivery mechanism as it relates to Drug #2.

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The Guide concludes that it cannot be considered a future use, primarily because the delivery mechanism must undergo significant R&D in order for it to be used to deliver Drug #2, and thus fails the condition that the asset must not require significant alteration from the state in which it was acquired in order for the asset to be considered usable for a future use.

Again, the circumstances surrounding the Intangible Asset are clearly distinguishable from the example in Paragraph 3.24. Synacthen Depot as acquired does not require significant alteration for it to obtain FDA approval for any Targeted Indication or most other indications.

Having considered ASC 730 and the interpretive rationale in the Guide, the Company has concluded that it has an alternative future use for the Intangible Asset. The alternative future use is considered valid under the ASC and the Guide because:

•	It is considered a future and not present use of Synacthen Depot because there were no current or past similar R&D projects of the Company at the time of the Transaction.

•	Approval of indications, by the FDA, will be pursued by Questcor. Further, given the demonstrated safety profile of the drug, FDA approval of the active pharmaceutical ingredient and the number of indications pursued, the Company anticipates the Intangible Asset to provide future economic benefit. The pursuit of the alternative future use is not dependent upon the success of any particular R&D projects or approval of the other indications.

•	Synacthen Depot, in the form in which it was licensed, can be used without material modification for the pursuit of obtaining FDA approval for the specified alternative use.

The Company notes this conclusion is consistent with the circumstances cited in paragraph 3.18 of the Guide for the capitalization of an intangible asset related to R&D.

* * * *

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the U.S.

Please contact me at (714) 786-4201 or Joel H. Trotter of Latham & Watkins LLP at (202) 637-2165 should you have further comments or if you require any additional information.

Respectfully yours,

/s/ Rajesh Asarpota Rajesh Asarpota
Senior Vice President, Chief Financial Officer

Securities and Exchange Commission

June 24, 2014

cc:	Jeffrey P. Riedler, the Commission
Mary Mast, the Commission
Austin Stephenson, the Commission
Michael H. Mulroy, Questcor Pharmaceuticals, Inc.
R. Scott Shean, Latham & Watkins LLP
Joel H. Trotter, Latham & Watkins LLP
Benjamin M. Roth, Esq., Wachtell, Lipton, Rosen & Katz